Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2010, December 31, 2010 and March 31, 2011	3
Unaudited Condensed Consolidated Income Statements for the Three months ended March 31, 2010 and March 31, 2011	4
Unaudited Condensed Consolidated Cash Flow Statements for the Three months ended March 31, 2010 and March 31, 2011	5
Notes to the Unaudited Condensed Consolidated Financial Statements	7

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2010, December 31, 2010 and March 31, 2011

	Note	March 31, 2010	December 31, 2010	March 31, 2011
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$225,908	$404,450	$322,450
Restricted cash		214,485	222,464	210,134
Trade receivables, net of provisions		51,709	49,055	58,976
Flight equipment held for operating leases, net	5	7,198,401	8,061,260	8,366,553
Net investment in direct finance leases		33,099	30,069	28,633
Notes receivable, net of provisions	6	50,379	15,497	18,153
Prepayments on flight equipment		411,351	199,417	130,784
Investments		21,596	72,985	78,138
Goodwill		6,776	6,776	6,776
Intangibles		80,177	58,637	53,364
Inventory		97,988	121,085	124,985
Derivative assets		30,105	55,211	85,183
Deferred income taxes		111,362	94,560	89,680
Other assets	7	176,193	209,141	215,246
Total Assets	14	$8,709,529	$9,600,607	$9,789,055
Liabilities and Equity
Accounts payable		$19,986	$16,045	$18,684
Accrued expenses and other liabilities	8	80,506	121,389	105,176
Accrued maintenance liability		371,847	420,824	423,562
Lessee deposit liability		146,285	130,031	120,689
Debt	9	6,082,544	6,566,163	6,731,055
Accrual for onerous contracts		13,190	12,928	4,800
Deferred revenue		57,799	60,061	52,265
Derivative liabilities		77,587	55,769	40,143
Total Liabilities		6,849,744	7,383,210	7,496,374
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 149,232,426 ordinary shares issued and outstanding)		1,163	1,570	1,570
Additional paid-in capital		965,875	1,333,025	1,334,967
Accumulated other comprehensive income (loss)		—	5,005	5,818
Accumulated retained earnings		698,576	871,750	943,839
Total AerCap Holdings N.V. Shareholders’ Equity	10	1,665,614	2,211,350	2,286,194
Non-controlling interest	10	194,171	6,047	6,487
Total Equity	10	1,859,785	2,217,397	2,292,681
Total Liabilities and Equity		$8,709,529	$9,600,607	$9,789,055

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three months Ended March 31, 2010 and 2011

	Note	Three months ended March 31,
		2010	2011
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue		$175,310	$273,334
Sales revenue		182,454	81,089
Management fee revenue		2,533	4,670
Interest revenue		1,322	689
Other revenue		1,851	2,490
Total Revenues	14	363,470	362,272
Expenses
Depreciation	14	63,377	98,322
Asset impairment		—	7,749
Cost of goods sold		156,138	69,760
Interest on debt		51,402	62,873
Operating lease in costs		3,151	3,051
Leasing expenses		10,490	14,115
Provision for doubtful notes and accounts receivable		740	1,643
Selling, general and administrative expenses	11,12	29,879	28,839
Total Expenses		315,177	286,352
Income from continuing operations before income taxes		48,293	75,920
Provision for income taxes		(4,886)	(6,045)
Net income of investments accounted for under the equity method		566	2,654
Bargain purchase gain (“Amalgamation gain”), net of transaction expenses		274	—
Net Income		44,247	72,529
Net (income) loss attributable to non-controlling interest		(9,848)	(440)
Net Income attributable to AerCap Holdings N.V.	14	$34,399	$72,089
Basic and diluted earnings per share	13	$0.40	$0.48
Weighted average shares outstanding, basic and diluted		85,036,957	149,232,426

Certain reclassifications have been made to prior years consolidated income statements to reflect the current year presentation.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three months Ended March 31, 2010 and 2011

	Three months ended March 31,
	2010	2011
	(US dollars in thousands)
Net income	$44,247	$72,529
Adjustments to reconcile net income to net cash provided by operating activities:
Amalgamation gain (1)	(31,023)	—
Depreciation	63,377	98,322
Asset impairment	—	7,749
Amortization of debt issuance costs	5,306	7,451
Amortization of intangibles	3,203	5,273
Provision for doubtful notes and accounts receivable	696	1,643
Capitalized interest on pre-delivery payments	(160)	(39)
(Gain) Loss on disposal of assets	(20,223)	478
Mark-to-market of non-hedged derivatives	22,339	(18,376)
Deferred taxes	2,715	7,859
Share-based compensation	879	2,273
Changes in assets and liabilities:
Trade receivables and notes receivable, net	1,650	(14,365)
Inventories	5,413	(368)
Other assets and derivative assets	7,638	(28,944)
Other liabilities and derivative liabilities	(14,300)	(48,507)
Deferred revenue	12,746	(7,797)
Net cash provided by operating activities	104,503	85,181
Purchase of flight equipment	(629,729)	(359,889)
Proceeds from sale/disposal of assets	142,626	25,943
Prepayments on flight equipment	(48,527)	(8,678)
Purchase of subsidiaries, net of cash acquired (*)	103,691	—
Purchase of investment	—	(2,500)
Purchase of intangibles	(9,006)	—
Movement in restricted cash	(42,283)	12,330
Net cash used in investing activities	(483,228)	(332,794)
Issuance of debt	719,378	405,904
Repayment of debt	(342,819)	(243,809)
Debt issuance costs paid	(9,931)	(14,819)
Maintenance payments received	30,584	41,144
Maintenance payments returned	(9,924)	(20,538)
Security deposits received	9,388	1,910
Security deposits returned	(2,564)	(6,717)
Capital contributions from non-controlling interests	29,000	—
Net cash provided by financing activities	423,112	163,075
Net increase (decrease) in cash and cash equivalents	44,387	(84,538)
Effect of exchange rate changes	(1,096)	2,538
Cash and cash equivalents at beginning of period	182,617	404,450
Cash and cash equivalents at end of period	$225,908	$322,450
Supplemental cash flow information:
Interest paid	25,233	58,901
Taxes paid	15	1,200

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

For the Three months Ended March 31, 2010 and 2011

	Three months ended March 31,
	2010	2011
	(US dollars in thousands)
* Purchase of subsidiaries, net of cash acquired:
Consideration paid (34.4 million shares issued at a share price of $10.83)	$372,327	—
Fair value of net assets acquired	(403,350)	—
Amalgamation gain	31,023	—
Cash acquired	103,691	—
Purchase of subsidiaries, net of cash acquired	$103,691	—

(1)                      The Amalgamation gain, net of transaction expenses of $274, as presented in the consolidated income statement, consists of the Amalgamation gain of $31,023, as presented in the consolidated statement of cash flow and transaction expenses of $30,749.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China, the United Arab Emirates and the United Kingdom.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, “Business Combinations”, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. On November 27, 2006, we completed an initial public offering on The New York Stock Exchange, of 6,800,000 of our common shares at $23 per share (Note 17) generating net proceeds of $143,017 which we used to repay debt. On August 6, 2007 we completed the secondary offering of 20,000,000 additional ordinary shares at $25.90 per share. On March 25, 2010, the all-share acquisition of Genesis was completed (“the Genesis Transaction”) and increased our outstanding ordinary shares by 34,348,858. On November 11, 2010, we completed a transaction with Abu Dhabi-based investment holding company Waha Capital PJSC (“Waha”). As part of this transaction our outstanding ordinary shares increased by 29,846,611. As of December 31, 2010, we had 149,232,426 shares issued and outstanding.

Variable interest entities

There have been no material changes to our variable interest entities from those disclosed in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

2.  Basis for presentation (continued)

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2010. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

In the three months ended March 31, 2011, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the adverse market conditions for older fuel-inefficient aircraft that have negatively affected the useful lives and residual values for such aircraft. The effect on net income from continuing operations for the three months ended March 31, 2011 was to reduce net income by $2.3 million, or $0.02 basic and diluted earnings per share.

3.  Recent accounting pronouncements

We did not adopt any new accounting standards during the three months ended March 31, 2011.

4. Fair value measurements

Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

4. Fair value measurements (continued)

The following table summarizes our financial assets and liabilities as of March 31, 2011 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	March 31, 2011	Level 1	Level 2	Level 3
Cash and cash equivalents	$322,450	$322,450	$—	$—
Restricted cash	210,134	210,134	—	—
Derivative assets	85,183	—	85,183	—
Derivative liabilities	(40,143)	—	(40,143)	—
	$577,624	$532,584	$45,040	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consist largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the book value of assets may not be recoverable. Assets subject to these measurements include aircraft and aircraft engines. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with the Impairment or Disposal of Long-Lived Assets standards and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions and appraisal data as to future cash proceeds from leasing and selling aircraft. In the three months ended March 31, 2011, we recognized impairment of $7,749 on three of our aircraft and one of our engines.

Our financial instruments consist principally of notes receivable, restricted cash, derivative instruments and cash equivalents. The fair value of notes receivable, restricted cash and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature.

The fair values of our debt are estimated using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

The book value and fair values of our financial instruments at March 31, 2011 are as follows:

	March 31, 2011
	Book value	Fair value
Assets
Notes receivable	$18,153	$18,153
Restricted cash	210,134	210,134
Derivative assets	85,183	85,183
Cash and cash equivalents	322,450	322,450
	$635,920	$635,920
Liabilities
Debt	$6,731,055	$6,295,721
Derivative liabilities	40,143	40,143
Guarantees	939	939
	$6,772,137	$6,336,803

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

5. Flight equipment held for operating leases, net

At March 31, 2011 we owned 272 aircraft and 95 engines, which we leased under operating leases to 118 lessees in 53 countries. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Three months ended March 31, 2010	Twelve months ended December 31, 2010	Three months ended March 31, 2011
Net book value at beginning of period	$5,230,437	$5,230,437	$8,061,260
Fair value of flight equipment acquired through Genesis Transaction	1,337,412	1,337,412	—
Additions	813,708	2,531,719	442,444
Depreciation	(62,370)	(329,639)	(97,390)
Impairment	—	(11,764)	(7,749)
Disposals	(124,652)	(646,841)	(31,953)
Transfers to direct finance leases/flight equipment held for sale	—	(3,550)	—
Transfer (to) from inventory	3,866	(46,514)	(59)
Net book value at end of period	$7,198,401	$8,061,260	$8,366,553
Accumulated depreciation/impairment at March 31, 2010, December 31, 2010 and March 31, 2011	(621,537)	$(856,894)	(948,130)

6. Notes receivable

Notes receivable consist of the following:

	March 31, 2010	December 31, 2010	March 31, 2011
Secured notes receivable	$5,594	$12,882	$14,128
Notes receivable in defeasance structures (1)	42,865	—	—
Notes receivable from lessee restructurings	1,920	2,615	4,025
	$50,379	$15,497	$18,153

(1)          In the three months ended March 31, 2010, the notes receivable in defeasance structures were eliminated as a result of the unwinding of the structures.

7. Other assets

Other assets consist of the following:

	March 31, 2010	December 31, 2010	March 31, 2011
Debt issuance costs	$117,847	$152,001	$159,562
Other tangible fixed assets	11,875	9,634	9,040
Receivables from aircraft manufacturer	20,408	18,281	17,232
Prepaid expenses	7,080	5,539	10,505
Other receivables	18,983	23,686	18,907
	$176,193	$209,141	$215,246

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

8. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	March 31, 2010	December 31, 2010	March 31, 2011
Guarantee liability	$2,091	$1,251	$939
Accrued expenses	47,349	73,691	55,176
Accrued interest	18,255	24,137	27,898
Lease deficiency	12,811	22,310	21,163
	$80,506	$121,389	$105,176

9. Debt

Debt consists of the following:

	March 31, 2010	December 31, 2010	March 31, 2011 (1)
ECA-guaranteed financings	$1,345,004	$1,577,325	$1,835,781
ALS I debt	930,335	806,574	766,180
ALS II debt	767,478	803,852	777,482
UBS revolving credit facility	510,163	591,676	584,857
GFL securitization debt	630,140	627,704	628,767
TUI portfolio acquisition facility	360,749	313,223	296,035
AT revolving credit facility	287,662	291,628	308,330
Subordinated debt joint ventures partners	60,400	87,568	86,382
Other debt	1,190,613	1,466,613	1,447,241
	$6,082,544	$6,566,163	$6,731,055

(1)          As of March 31, 2011, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

A detailed summary of the principal terms of our indebtedness can be found in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011. There have been no material changes to our indebtedness since the filing of those reports.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

10. Equity

Movements in equity during the periods presented were as follows:

	Three months ended March 31, 2010
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,258,009	$155,323	$1,413,332
Net income for the period	34,399	9,848	44,247
Share-based compensation	879	—	879
Issuance of equity capital	372,327	—	372,327
Capital contributions from non-controlling interests	—	29,000	29,000
End of the period	$1,665,614	$194,171	$1,859,785

	Twelve months ended December 31, 2010
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,258,009	$155,323	$1,413,332
Net income for the period	207,573	29,247	236,820
Share-based compensation	2,842	—	2,842
Issuance of equity capital	785,703	—	785,703
Other comprehensive income	5,005	—	5,005
Purchase of non-controlling interests	(49,854)	(214,439)	(264,293)
Sale to joint venture partner	2,072	(2,072)	—
Capital contributions from non-controlling interests	—	37,988	37,988
End of the period	$2,211,350	$6,047	$2,217,397

	Three months ended March 31, 2011
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$2,211,350	$6,047	$2,217,397
Net income for the period	72,089	440	72,529
Share-based compensation	1,942	—	1,942
Other comprehensive income	813	—	813
End of the period	$2,286,194	$6,487	$2,292,681

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

11. Share-based compensation

AerCap Holdings N.V. Equity Grants

During the three months ending March 31, 2011 435,000 AerCap Holdings N.V. restricted share units were granted under the NV Equity Plan. At March 31, 2011, there were 1,537,254 share options outstanding at an exercise price of $24.63 per share, 75,000 share options outstanding at an exercise price of $15.03 per share, 650,000 share options outstanding at an exercise price of $2.95 per share and 21,287 share options outstanding at an exercise price of $14.12 per share. At March 31, 2011, 1,212,254 outstanding options were vested and 1,071,287 options were subject to future time and performance-based vesting criteria. At March 31, 2011 1,260,000 restricted share units were outstanding and were all subject to future time and performance-based vesting criteria. Assuming that vesting criteria applicable to unvested share options and unvested restricted share units are met in the future, including performance criteria, and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $4.1 million during the remainder of 2011 and approximately $4.0 million, $3.5 million, $3.2 million and $1.0 during the years 2012, 2013, 2014 and 2015 respectively.

12. Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended March 31, 2010	Three months ended March 31, 2011
Personnel expenses(1)	$14,507	$21,527
Travel expenses	1,708	1,845
Professional services	3,978	3,743
Office expenses	2,268	3,278
Directors expenses	962	1,456
Aircraft management fee	—	1,424
Mark-to-market of derivative instruments	1,059	(7,585)
Other expenses	5,397	3,151
	$29,879	$28,839

(1)          Includes share-based compensation of $879 and $2,273 in the three months ended March 31, 2010 and 2011, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

13. Earnings per common share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our common shares outstanding. As disclosed in Note 11, there are 3,543,541 million share options and restricted share units outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Three months ended March 31, 2010	Three months ended March 31, 2011
Net income for the computation of basic and diluted earnings per share	$34,399	$72,089
Weighted average common shares outstanding	85,036,957	149,232,426
Basic and diluted earnings per common share	$0.40	$0.48

14.  Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engine and parts”). The following sets forth significant information from our reportable segments:

	Three months ended March 31, 2010
	Aircraft	Engines and parts	Total
Revenues from external customers	$312,015	$50,257	$362,272
Segment profit	36,608	(2,209)	34,399
Segment assets	8,216,913	492,616	8,709,529
Depreciation	59,434	3,943	63,377

	Three months ended March 31, 2011
	Aircraft	Engines and parts	Total
Revenues from external customers	$298,304	$63,968	$362,272
Segment profit	73,192	(1,103)	72,089
Segment assets	9,353,060	494,422	9,789,055
Depreciation	93,494	4,828	98,322

15.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011. There have been no material changes to our commitments and contingencies since the filing of those reports.

16.  Subsequent events

On May 18, 2011, the Annual General Meeting of Shareholders approved the appointment of Mr. Aengus Kelly to succeed Mr. Klaus Heinemann as CEO and Member of the Board of Directors, effective immediately.

In May 2011, we repossessed one A320 aircraft from one of our lessees,  Karthago Airlines. We have already signed a new lease agreement with a new lessee for this aircraft.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our 2010 Annual Report on Form  20-F , filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

As of March 31, 2011, we owned and managed 322 aircraft. We owned 272 aircraft and managed 50 aircraft. As of March 31, 2011, we leased these aircraft to 110 commercial airlines and cargo operator customers in 52 countries. In addition, as of March 31, 2011, we had six new Airbus A320 family narrow-body aircraft, eight new Airbus A330 wide-body aircraft and 15 Boeing 737-800 aircraft (consisting of ten firm aircraft and five purchase rights) on order. In addition we also signed contracts for the sale of two aircraft, a letter of intent for the sale of one aircraft, and letters of intent for the purchase of two aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totaled 350 aircraft as of March 31, 2011.

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	sale contract or letter of intent	Total owned, managed and ordered aircraft
Airbus A300 Freighter	1	0.3%	—	—	—	1
Airbus A319	30	10.1%	—	—	—	30
Airbus A320	113	38.5%	9	6	2	130
Airbus A321	20	7.4%	3	—	-1	22
Airbus A330	24	22.1%	4	8	—	36
Boeing 737Classics	15	1.3%	27	—	—	42
Boeing 737NGs	43	14.7%	—	15	—	58
Boeing 747	2	1.0%	—	—	—	2
Boeing 757	8	1.0%	1	—	-2	7
Boeing 767	5	2.0%	2	—	—	7
Boeing 777	—	—%	2	—	—	2
CRJ-705	—	—%	1	—	—	1
CRJ-900	4	0.9%	—	—	—	4
MD-11 Freighter	1	0.3%	1	—	—	2
MD 83	4	0.1%	—	—	—	4
ERJ170-100	2	0.3%	—	—	—	2
Total	272	100.0%	50	29	-1	350

Engine Portfolio

We maintain a portfolio of high-demand, modern and fuel-efficient engines. As of March 31, 2011, we owned 95 engines. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of March 31, 2011, 73 of our 95 engines were CFM56 series engines manufactured by CFM International.

Inventory

Our inventory consists of aircraft parts and engine parts. The aircraft parts and engine parts sales allow us to increase value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use. We sell aircraft parts and engine parts primarily to parts distributors and maintenance, repair and overhaul (“MRO”) service providers.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

Comparative Results of Operations

	Three months ended March 31,
	2010	2011
	(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue	$175,310	$273,334
Sales revenue	182,454	81,089
Management fee revenue	2,533	4,670
Interest revenue	1,322	689
Other revenue	1,851	2,490
Total Revenues	363,470	362,272
Expenses
Depreciation	63,377	98,322
Asset impairment	—	7,749
Cost of goods sold	156,138	69,760
Interest on debt	51,402	62,873
Operating lease in costs	3,151	3,051
Leasing expenses	10,490	14,115
Provision for doubtful notes and accounts receivable	740	1,643
Selling, general and administrative expenses	29,879	28,839
Total Expenses	315,177	286,352
Income from continuing operations before income taxes	48,293	75,920
Provision for income taxes	(4,886)	(6,045)
Net income of investments accounted for under the equity method	566	2,654
Bargain purchase gain, net of transaction expenses	274	—
Net Income	44,247	72,529
Net (income) loss attributable to non-controlling interest	(9,848)	(440)
Net Income attributable to AerCap Holdings N.V.	$34,399	$72,089
Basic and diluted earnings per share	$0.40	$0.48
Weighted average shares outstanding, basic and diluted	85,036,957	149,232,426

Three months ended March 31, 2011 compared to three months ended March 31, 2010

Revenues. The principal categories of our revenue and their variances were:

	Three months ended March 31, 2010	Three months ended March 31, 2011	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$165.8	$247.3	$81.5	49.2%
Maintenance rents and end-of-lease compensation	9.5	26.0	16.5	173.7%
Sales revenue	182.5	81.1	(101.4)	(55.6)%
Management fee revenue	2.5	4.7	2.2	88.0%
Interest revenue	1.3	0.7	(0.6)	(46.2)%
Other revenue	1.9	2.5	0.6	31.6%
Total	$363.5	$362.3	$(1.2)	(0.3)%

•                  Basic rents increased by $81.5 million, or 49.2%, to $247.3 million in the three months ended March 31, 2011 from $165.8 million in the three months ended March 31, 2010. The increase in basic rents was attributable primarily to:

•                 the acquisition between January 1, 2010 and March 31, 2011 of 115 aircraft for lease with an aggregate net book value of $4.3 billion at the date of acquisition (including those acquired through the Genesis Transaction), partially offset by the sale of 20 aircraft, during such period, with an aggregate net book value of $0.7 billion at the date of sale. The net increase in our aircraft portfolio (including those acquired through the Genesis Transaction) resulted in an $83.0 million increase in basic rents in the three months ended March 31, 2011 as compared to the three months ended March 31, 2010. The Genesis Transaction increased our aircraft portfolio by 53 aircraft and added $41.2 million in basic lease rents in the three months ended March 31, 2011;

•                 an increase of $1.6 million in basic rents from our engine lease activities in the three months ended March 31, 2011 compared to the three months ended March 31, 2010.

reduced by

•                 a decrease in basic rents of $3.0 million in the three months ended March 31, 2011 compared to the three months ended March 31, 2010 as a result of airline defaults which occurred in the year ended December 31, 2010.

•                 Maintenance rents and end-of-lease compensation increased by $16.5 million, or 173.7%, to $26.0 million in the three months ended March 31, 2011 from $9.5 million in the three months ended March 31, 2010. The increase was mainly attributable to the recognition of $14.0 million increase in the release of maintenance rents as a result of airline defaults in the three months ended March 31, 2011 as compared to the three months ended March 31, 2010.

•                  Sales revenue decreased by $101.4 million, or 55.6%, to $81.1 million in the three months ended March 31, 2011 from $182.5 million in the three months ended March 31, 2010. Sales revenue in the three months ended March 31, 2010 was higher primarily as a result of the sale of one new A330 aircraft. In the three months ended March 31, 2011, we sold one A320 aircraft, two Boeing 757 aircraft, one MD-82 aircraft and four engines, whereas in the three months ended March 31, 2010, we sold two A320 aircraft, one A330 aircraft, two Boeing 757 aircraft and three engines.

•                  Management fee revenue increased by $2.2 million, or 88.0%, to $4.7 million in the three months ended March 31, 2011 from $2.5 million in the three months ended March 31, 2010. The increase was mainly attributable to the servicing of the joint venture with Waha, which we entered into on November 11, 2010.

•                  Interest revenue decreased by $0.6 million, or 46.2%, to $0.7 million in the three months ended March 31, 2011 from $1.3 million in the three months ended March 31, 2010. The decrease was mainly caused by the unwinding of our notes receivable in defeasance structures, which earned $0.7 million interest income in the three months ended March 31, 2010.

•                  Other revenue increased by $0.6 million, or 31.6%, to $2.5 million in the three months ended March 31, 2011 from $1.9 million in the three months ended March 31, 2010. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees.

Depreciation. Depreciation increased by $34.9 million, or 55.1%, to $98.3 million in the three months ended March 31, 2011 from $63.4 million in the three months ended March 31, 2010, due primarily to the acquisition of 115 new aircraft between January 1, 2010 and March 31, 2011 with a book value at the time of the acquisition of $4.3 billion (including those acquired through the Genesis Transaction). The Genesis Transaction increased our aircraft portfolio by 53 aircraft and added $14.8 million in depreciation in the three months ended March 31, 2011. The increase was partially offset by the sale of 20 aircraft between January 1, 2010 and March 31, 2011, with a book value at the time of sale of $0.7 billion.

Asset Impairment. In the three months ended March 31, 2011, we recognized an impairment of $7.7 million. The impairment related to three older A320 aircraft and one engine. The impairment was triggered by adverse market conditions for older fuel-inefficient aircraft that have negatively affected the useful lives and residual values for such aircraft.

Cost of Goods Sold. Cost of goods sold decreased by $86.3 million, or 55.3%, to $69.8 million in the three months ended March 31, 2011 from $156.1 million in the three months ended March 31, 2010. The decrease in cost of goods sold is the result of the decrease in aircraft sales.

Interest on Debt. Our interest on debt increased by $11.5 million, or 22.4%, to $62.9 million in the three months ended March 31, 2011 from $51.4 million in the three months ended March 31, 2010. The majority of the increase in interest on debt was mainly caused by:

•                  an increase in the average outstanding debt balance to $6.6 billion in the three months ended March 31, 2011 from $4.9 billion in the three months ended March 31, 2010, resulting in a $15.2 million increase in our interest on debt. The increase in our average outstanding debt was partially caused by the closing of the Genesis Transaction;

•                  an increase in our average cost of debt, excluding the effect of mark-to-market movements, to 3.6% in the three months ended March 31, 2011 from 2.6% in the three months ended March 31, 2010. The increase in our average cost of debt is primarily the result of the closing of the Genesis Transaction. This resulted in a $12.1 million increase in our interest on debt.

partially offset by

•                  a $16.9 million decrease in the non-cash recognition of mark-to-market charges on derivatives to a $1.7 million charge in the three months ended March 31, 2011 from a $18.6 million charge in the three months ended March 31, 2010;

Other Operating Expenses. Our other operating expenses increased by $4.4 million, or 30.6%, to $18.8 million in the three months ended March 31, 2011 from $14.4 million in the three months ended March 31, 2010. The principal categories of our other operating expenses and their variances were as follows:

	Three months ended March 31, 2010	Three months ended March 31, 2011	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$3.2	$3.1	$(0.1)	(3.1)%
Leasing expenses	10.5	14.1	3.6	34.3%
Provision for doubtful notes and accounts receivable	0.7	1.6	0.9	128.6%
Total	$14.4	$18.8	$4.4	30.6%

Our operating lease-in costs did not materially change in the three months ended March 31, 2011 compared to the three months ended March 31, 2010.

Our leasing expenses increased by $3.6 million in the three months ended March 31, 2011 as compared to the three months ended March 31, 2010. The increase is primarily due to an increase in expenses related to airline defaults between the two periods. We recognized expenses of $4.7 million related to airline defaults in the three months ended March 31, 2011, which expenses were incurred as a result of airline defaults which occurred in 2010 and 2011. In the three months ended March 31, 2010, we did not incur expenses as a result of airline defaults.

Our provision for doubtful notes and accounts receivable increased by $0.9 million in the three months ended March 31, 2011 as compared to the three months ended March 31, 2010. None of our leases had defaults that significantly affected the provision for doubtful notes and accounts receivable in the three months ended March 31, 2010 or 2011.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by $1.0 million, or 3.5%, to $28.8 million in the three months ended March 31, 2011 from $29.9 million in the three months ended March 31, 2010. The decrease was caused by the increase in mark-to-market of derivative instruments in the three months ended March 31, 2011 as compared to the three months ended March 31, 2010, partially offset by an increase of our selling, general and administrative expenses as a result of the Genesis Transaction.

Income From Continuing Operations Before Income Taxes. For the reasons explained above, our income from continuing operations before income taxes increased by $27.6 million, or 57.2%, to $75.9 million in the three months ended March 31, 2011 from $48.3 million in the three months ended March 31, 2010.

Provision for Income Taxes. Our provision for income taxes increased by $1.1 million or 22.4% to $6.0 million in the three months ended March 31, 2011 from $4.9 million in the three months ended March 31, 2010. Our effective tax rate for the three months ended March 31, 2011 was 8.0% compared to 10.0% for the three months ended March 31, 2010. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Net income of investments accounted for under the equity method. Our net income of investments accounted for under the equity method increased by $2.1 million or 350.0% to $2.7 million in the three months ended March 31, 2011 from

$0.6 million in the three months ended March 31, 2010. The increase is a result of the acquisition of our 40% interest in a joint venture with Waha as part of the Waha transaction which closed on November 11, 2010.

Non-controlling interest, net of tax. Our non-controlling interest net of tax decreased by $9.5 million to $0.4 million net income attributable to non-controlling interests in the three months ended March 31, 2011 from $9.9 million net income attributable to non-controlling interests in the three months ended March 31, 2010, due primarily to the repurchase of Waha’s 50% equity interest in AerVenture as part of the Waha transaction, which closed on November 11, 2010.

Net Income attributable to AerCap Holdings N.V.. For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $37.7 million, or 109.6%, to $72.1 million in the three months ended March 31, 2011 from $34.4 million in the three months ended March 31, 2010.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at March 31, 2011 was $532.6 million, including restricted cash of $210.1 million, and our operating cash flow was $85.2 million for the three months ended March 31, 2011. We currently generate significant cash flows from our aircraft and engine leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS I and ALS II and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at March 31, 2011 were approximately $0.9 billion. Our debt balance at March 31, 2011 was $6.7 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended March 31, 2011, was 3.6%. Our debt to equity ratio was 3.9 to 1 as of March 31, 2011.

Aircraft and engine leasing is a capital intensive business and we have significant capital requirements. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of March 31, 2011, we had 29 aircraft under forward purchase commitments (including five Boeing 737 purchase rights). As a result, we will need to raise additional funds though a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and we may need to raise additional funds through  selling aircraft or other aircraft investments, including participations in our joint ventures, and if necessary, generating proceeds from potential capital market transactions.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft and engines, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the three months ended March 31, 2010 and 2011:

	three months ended March 31, 2010	three months ended March 31, 2011
	(US dollars in millions)
Net cash flow provided by operating activities	$104.5	$85.2
Net cash flow used in investing activities	(483.2)	(332.8)
Net cash flow provided by financing activities	423.1	163.1

Three months ended March 31, 2011 compared to Three months ended March 31, 2010.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities decreased by $19.3 million, or 18.5%, to $85.2 million for the three months ended March 31, 2011 from $104.5 million for the three months ended March 31, 2010 primarily due to a decrease in the changes in assets and liabilities, which was mainly caused by the timing of the payments of certain operating expenses, partially offset by an increase in our aircraft portfolio and related basic lease revenues and the closing of the Genesis Transaction.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities decreased by $150.4 million, or 31.1%, to $332.8 million for the three months ended March 31, 2011 from $483.2 million for the three months ended March

31, 2010. The decreased use of cash was primarily due to a decrease of $278.8 million in aircraft purchase activity (including intangible lease premiums) along with $39.8 million decrease in pre-delivery payments.  The decrease in cash flows used in investing activities was partially offset by a $116.7 million decrease in asset sale proceeds along with a $106.2 million decrease in our cash flow used in investing activities as a result of the closing of the Genesis Transaction in the three month period ended March 31, 2010.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities decreased by $260.0 million, or 61.5%, to $163.1 million for the three months ended March 31, 2011 from $423.1 million for the three months ended March 31, 2010. This decrease in cash flows provided by financing activities was due to a decrease of $219.4 million in new financing proceeds, net of repayments and debt issuance costs, a decrease of $11.7 million of net receipt of maintenance and security deposits and a decrease of $29.0 million in the capital contributions from non-controlling interests in the three months ended March 31, 2011, as compared to the three months ended March 31, 2010.

Indebtedness

As of March 31, 2011, our outstanding indebtedness totaled $6.7 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at March 31, 2011:

Debt Obligation	Collateral		Commitment	Outstanding	Undrawn amounts	Final stated Maturity

ECA-guaranteed financings	45 aircraft		$2,307,559	$1,835,781	$471,778	2023
ALS I debt	57 aircraft		766,180	766,180	—	2032
ALS II debt	30 aircraft		777,482	777,482	—	2038
UBS revolving credit facility	21 aircraft		850,000	584,857	265,143	2014
GFL securitization debt	39 aircraft		628,767	628,767	—	2032
TUI portfolio acquisition facility	16 aircraft		296,035	296,035	—	2015
AT revolving credit facility	10 aircraft and 86 engines		425,000	308,330	116,670	2014
Subordinated debt joint ventures partners*	—		86,382	86,382	—	2022
Other debt	54 aircraft & 8 engine	s	1,541,727	1,447,241	94,486	2022
Total			$7,679,132	$6,731,055	$948,077

*                                         Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations. The following table sets forth our contractual obligations and their maturity dates as of March 31, 2011:

	2011 (04/01/2011- 12/31/2011)	2012	2013	2014	Thereafter
	(US dollars in thousands)
Debt (1)	$664,350	$966,985	$886,701	$1,245,906	$3,758,105
Purchase obligations (2)	304,664	489,175	192,605	88,705	289,613
Operating leases (3)	14,249	16,966	4,185	2,046	11,905
Derivative obligations	31,448	12,226	6,993	4,108	603
Total	$1,014,711	$1,485,352	$1,090,484	$1,340,765	$4,060,226

(1)          Includes estimated interest payments based on one-month LIBOR and three-month LIBOR as of March 31, 2011, which were 0.24% and 0.30%, respectively.

(2)          Includes eight new A330 wide-body aircraft, six new A320 family aircraft and 10 Boeing 737-800 aircraft on order.

(3)          Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

The table below provides information as of March 31, 2011 regarding our debt and interest obligations per facility type:

	2011 (04/01/2011- 12/31/2011)	2012	2013	2014	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$61,239	$16,603	$—	$—	$—
Debt facilities with non-scheduled amortization (2)	291,676	493,413	472,850	807,487	1,125,458
Other facilities	311,435	456,969	413,851	438,419	2,632,647
Total	$664,350	$966,985	$886,701	$1,245,906	$3,758,105

(1)          Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)          Represents management estimates. Debt is amortized by the amount of free cash flow generated within each of these facilities.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of March 31, 2011:

	2011 (04/01/2011- 12/31/2011)	2012	2013	2014	Thereafter
	(US dollars in thousands)
Capital expenditures	$271,283	$453,948	$136,480	$—	$271,726
Pre-delivery payments	33,381	35,227	56,125	88,705	$17,887
Total	$304,664	$489,175	$192,605	$88,705	$289,613

As of March 31, 2011, we expect to make capital expenditures related to the purchase of eight A330 aircraft, six A320 aircraft and ten Boeing 737-800 aircraft through the balance of 2011 through 2015. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

As of March 31, 2011, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2011 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these four aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under these leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into two joint ventures, AerDragon and a 40% joint venture with Waha, which do not qualify for consolidated accounting treatment. The assets and liabilities of these joint venture are off our balance sheet and we only record our net investment under the equity method of accounting.

INDEBTEDNESS

A detailed summary of the principal terms of our indebtedness can be found in our 2010 Annual Report on Form  20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011. There have been no material changes to our indebtedness since the filing of those reports.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2010 Annual Report on Form 20-F filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixing rate debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The table below provides information as of March 31, 2011 regarding our debt and finance lease obligation and their related interest rate exposure:

	2011 (04/01/2011- 12/31/2011)	2012	2013	2014	2015
	(US dollars in thousands)
Average fixed rate debt outstanding	$1,559,480	$1,449,273	$1,331,986	$1,200,291	$974,162
Average floating rate debt outstanding	4,899,917	4,333,165	3,673,853	2,871,780	1,873,497
Fixed rate interest obligations	61,873	78,555	74,312	70,097	52,680
Floating rate interest obligations (1)	59,162	77,828	69,793	50,868	31,211

(1)          Based on one-month LIBOR and three-month LIBOR as of March 31, 2011, which were 0.24% and 0.30%, respectively.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of March 31, 2011 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$3,186	$2,721	$2,127	$1,460	$1,188	$877	$139	$67.8
Weighted average strike rate	3.16%	2.94%	2.70%	3.78%	3.92%	3.94%	4.17%

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Average notional amounts	$845	$590	$423	$233	$31	$—	$—	$(27.6)
Weighted average strike rate	4.90%	1.75%	1.44%	1.48%	2.23%

	2011	2012	2013	2014	2015	2016	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$141	$107	$70	$45	$27	$—	$—	$(6.7)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	3.00%		—	—

The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the U.S. dollar. As of December 31, 2010, all of our aircraft leases and all of our engine leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the three months ended March 31, 2011, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $13.1 million in U.S. dollar equivalents and represented 45.3% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our 2010 Annual Report on Form 20-F, filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our 2010 Annual Report on Form 20-F, filed with the SEC on March 23, 2011 as amended by our Form 20-F/A filed with the SEC on April 20, 2011.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Removed and Reserved

None.

Item 5.  Other Information

None.

Item 6.  Exhibits

None